SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC-35084

Deregistration under Section 8(f) of the Investment Company Act of 1940

December 29, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2023. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

January 23, 2024, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AOG Institutional Diversified Master Fund [File No. 811-23765]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has 2 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on September 20, 2023 and amended on November 30, 2023.

Applicant's Address: 11911 Freedom Drive, Suite 730, Reston, Virginia 20190.

AOG Institutional Diversified Tender Fund [File No. 811-23766]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 20, 2023 and amended on November 30, 2023.

Applicant's Address: 11911 Freedom Drive, Suite 730, Reston, Virginia 20190.

ASYMmetric ETFs Trust [File No. 811-23622]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 18, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $17,292 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 14, 2023.

Applicant's Address: 158 East 126th Street, Suite 304, New York, New York 10035.

BlackRock 2022 Global Income Opportunity Trust [File No. 811-23218]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 30, 2021, August 31, 2021, September 30, 2021, October 29, 2021, November 30, 2021, December 28, 2021, and December 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $172,712 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on November 13, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Blackrock Florida Municipal 2020 Term Trust [File No. 811-21184]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 22, 2020 and December 24, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $28,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 13, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Blackrock Muni New York Intermediate Duration Fund, Inc. [File No. 811-21346]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock New York Municipal Opportunities Fund (File No. 811-04375) on June 22, 2020, and on June 12, 2020, made a final distribution to its shareholders based on net asset value. Expenses of $292,045 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 13, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Blackrock Municipal 2020 Term Trust [File No. 811-21181]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 22, 2020 and December 24, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $28,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 13, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Blackrock New York Municipal Bond Trust [File No. 811-21037]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock New York Municipal Opportunities Fund (File No. 811-04375) on October 26, 2020, and on October 19, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $321,023 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 13, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Cushing Mutual Funds Trust [File No. 811-23293]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 10, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $22,500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 15, 2023.

Applicant's Address: 600 North Pearl Street, Suite 1205, Dallas, Texas 75201.

Eaton Vance Tax-Managed Buy-Write Strategy Fund [File No. 811-22380]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Tax-Managed Buy-Write Opportunities Fund (File No. 811-21735) on April 14, 2023. Expenses of approximately $204,390 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on October 10, 2023 and amended on November 30, 2023.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Goldman Sachs Credit Income Fund [File No. 811-23498]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 10, 2023 and amended on December 12, 2023.

Applicant's Address: 200 West Street, New York, New York 10282.

Invesco BLDRS Index Funds Trust [File No. 811-21057]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On April 6, 2023, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $12,236 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on November 9, 2023.

Applicant's Address: 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515.

Kayne Anderson NextGen Energy & Infrastructure, Inc. [File No. 811-22467]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Kayne Anderson Energy Infrastructure Fund, Inc. (File No. 811-21593), and on November 13, 2023, made a final distribution to its shareholders based on net asset value. Expenses of approximately $2,219,000 incurred in connection with the reorganization were by the applicant and the acquiring fund.

Filing Date: The application was filed on November 30, 2023.

Applicant's Address: 811 Main Street, 14th Floor, Houston, Texas 77002.

Mutual of America Variable Insurance Portfolios, Inc. [File No. 811-23449]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 8, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $33,900 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on November 21, 2023.

Applicant's Address: 320 Park Avenue, New York, New York 10022-6839.

Nuveen Corporate Income November 2021 Target Term Fund [File No. 811-23075]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 1, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,684 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on November 3, 2023.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Select Tax Free Income Portfolio 2 [File No. 811-06622]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Select Tax-Free Income Portfolio (File No. 811-06548), and on December 31, 2021, made a final distribution to its shareholders based on net asset value. Expenses of $867,127 incurred in connection with the reorganization were paid by the applicant, the acquiring fund, and Nuveen Select Tax-Free Income Portfolio 3.

Filing Date: The application was filed on November 3, 2023.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Select Tax Free Income Portfolio 3 [File No. 811-06693]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Select Tax-Free Income Portfolio (File No. 811-06548), and on December 31, 2021, made a final distribution to its shareholders based on net asset value. Expenses of $867,127 incurred in connection with the reorganization were paid by the applicant, the acquiring fund, and Nuveen Select Tax-Free Income Portfolio 2.

<u>Filing Date</u>: The application was filed on November 3, 2023.

<u>Applicant's Address</u>: 333 West Wacker Drive, Chicago, Illinois 60606.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Christina Z. Milnor,

Assistant Secretary.